EXHIBIT NO. 99

Supplemental Segment Information

In thousands	Three Months Ended October 31,		Six Months Ended October 31,
Orders Received:	2003	2002	2003	2002
Sign Making & Specialty Graphics	$ 71,415	$ 68,330	$ 144,961	$134,838
Apparel & Flexible Materials	38,971	37,016	78,292	75,676
Ophthalmic Lens Processing	20,630	21,747	38,279	43,373
	$131,016	$127,093	$261,532	$253,887
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October 31, 2003		April 30, 2003
Backlog:
Sign Making & Specialty Graphics	$ 897	$ 249
Apparel & Flexible Materials	28,512	26,205
Ophthalmic Lens Processing	2,593	3,258
	$ 32,002	$29,712
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